Exhibit 99.19

MANAGEMENT DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2020 and 2019

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2020

INTRODUCTION

The Management Discussion & Analysis has been prepared by management and reviewed and approved by the Board of Directors on August 19, 2020. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited quarterly condensed interim consolidated financial statements and the related notes thereto for the quarters ended June 30, 2020 and June 30, 2019, and in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2019 and December 31, 2018. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the six months ended June 30, 2020 and the subsequent period up to August 19, 2020, the date of preparation of this MD&A. Monetary amounts in the following discussion are in Canadian dollars unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s page at www.sedar.com or on the Company’s website: www.skeenaresources.com

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101.

This MD&A contains Forward Looking Information.
Please read the Cautionary Statements on page 3 carefully.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. This forward-looking information includes estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, anticipated conclusions of economic assessments of projects, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. These factors include: the ability to obtain permits or approvals required to conduct planned exploration programs; the results of exploration; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian securities administrators, filed on SEDAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws or the policies of the TSX-V exchange.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

THE COMPANY

The principle business of Skeena Resources Limited (“Skeena” or “the Company”) is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Snip gold mine (“Snip”), and an option to acquire a 100% interest in the past-producing Eskay Creek gold mine (“Eskay”).

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan, and trades on the TSX Venture Exchange (“TSX-V”) under the symbol SKE, the OTCQX under SKREF and the Frankfurt Stock Exchange under RXFB. The Company is graduating to the Toronto Stock Exchange (“TSX”) from the TSX-V. The Company’s securities will begin trading on the TSX upon market open on August 20, 2020, at which time the securities will no longer be traded on the TSX-V.

EXPLORATION PROPERTIES

Snip Gold Mine, Northwest British Columbia:

On July 31, 2017, Skeena acquired a 100% interest in the Snip past-producing gold mine from Barrick Gold Inc. (“Barrick”). The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

•	1% Net Smelter Returns royalty interest (“NSR”) retained by Barrick on the Snip property, or

•	Subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property, following which the parties will form a joint venture, and Barrick would relinquish its 1% NSR.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option, and has not yet provided such notice. Once notice has been provided, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with the Hochschild agreement, Skeena raised gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t. Skeena reviewed and modelled in-excess of 280,000 m of historical drilling data and completed an initial 7,200 m of surface drilling in a new program during 2016 which returned encouraging results. A winterized exploration camp has been established, and in 2017 the exploration team re-opened and rehabilitated the underground workings, and re-established ventilation and electric services prior to completing a preliminary 8,652 m underground drill-program during December 2017. A Phase-II drill program of 11,000 m was initiated during March 2018 and completed in November 2018.

Eskay Creek Project, Northwest British Columbia

Eskay Creek’s historic production was 3.3 million ounces of gold and 160 million ounces of silver from 2.2 million tonnes of ore from 1994 until closure in 2008. The property is renowned as being the highest-grade operation in the world at 45 g/t gold average grade.

On February 28, 2019, the Company released an updated pit-constrained mineral resource estimate and a 43-101 technical report was filed on the Company’s website and SEDAR on April 15, 2019. On November 7, 2019, the Company released the results of a Preliminary Economic Assessment (PEA) for Eskay Creek, and filed the 43-101 PEA report on the Company’s website and on SEDAR on December 20, 2019.

On August 4, 2020, Skeena announced that it had entered into a definitive agreement with Barrick Gold Inc. (“Barrick”) under which Skeena will exercise its option to acquire a full 100% interest in the Eskay Creek project (“Eskay”), located in the Golden Triangle region of northwest British Columbia. In order to acquire the 100% interest in Eskay, Skeena will:

•	issue 22,500,000 units, with each unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of $2.70 each until the second anniversary of the closing date.

•	grant to Barrick a 1% NSR royalty on the entire Eskay land package, half of which may be repurchased from Barrick during the 24 month period after closing at a cost of $17.5 million, and

•	issue a further payment of $15 million if Skeena sells more than a 50% interest in Eskay during the 24 month period after closing.

As part of this transaction, Barrick has agreed to waive their previous back-in right, which would have allowed them to purchase a 51% interest in the Property under the terms of the previous option agreement. Instead, as a result of this transaction Barrick will become a significant shareholder in Skeena. Barrick could previously have exercised a back-in right by paying Skeena up to three times Skeena’s cumulative expense on the project, forfeiting its entitlement to a royalty, and reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest. This back-in right is no longer in force.

Spectrum-GJ Project, Northwest British Columbia

The 43,410-hectare Spectrum-GJ copper-gold property consists of 93 contiguous mineral claims situated approximately 30 km west of Imperial Metals’ Red Chris Mine in the Golden Triangle of northwest British Columbia. The property consists of the Spectrum gold project, which contains high-grade sulphide-gold (>4 g/t Au) and bulk tonnage porphyry-style gold-copper, and the GJ project, which contains copper-gold porphyry mineralization.

In April 2017, Skeena announced the results of a 43-101 Preliminary Economic Assessment (“PEA”) and Mineral Resource update for Spectrum-GJ. The detailed technical report is available both on SEDAR and on the Company’s website. The project showed the potential for a greater than 25-year mine life with low initial capex of $216 million, a base case pre-tax 8% NPV of $546 million and a 27% IRR (pre-tax).

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing its carrying value to $Nil.

On February 4, 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Project. This transaction closed on May 1, 2020.

RECENT TRANSACTIONS

Financing Transactions

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share. On April 15, 2020, the Company closed the second tranche of the non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

Other Capital Transactions

On January 17, 2020, Skeena granted 2,940,000 incentive stock options to directors, officers, employees and consultants of the Company. The incentive stock options vest over two years with one-third vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of C$1.04 for a term of 5 years, expiring on January 17, 2025.

On the same date, the Company also approved the reservation of 192,308 common shares (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022, or in the event of a change of control of the Company if sooner. The Incentive Shares were valued at $200,000 on the date of reservation, but it is expected that they will have a different value upon the eventual vesting and issuance to the key members of management, if the vesting conditions are satisfied.

On May 8, 2020, Skeena granted 4,200,000 incentive stock options to directors, officers and employees of the Company. The incentive stock options vest over two years with one-third vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of C$1.12. for a term of 5 years, expiring on May 8, 2025.

As the Company’s share price has been increasing, warrant holders exercised 5,607,449 warrants and option holders exercised 1,180,780 incentive stock options to purchase common shares throughout the six months ended June 30, 2020, with additional exercises subsequent to the period end.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

RECENT PROGRESS

Snip Gold Mine, Northwest British Columbia

On July 31, 2017, Skeena announced that it had satisfied the terms of the option agreement and has acquired a 100% interest in the Snip Project from Barrick.

Underground drilling in late 2017 focused on confirming and expanding the modelled mineralization related to historic mining remnants proximal to the underground development. The program also targeted the numerous mineralized footwall structures that were not included in the historical Snip mineral resource. The data collected from this initial Phase I 8,652 m program were used to plan Skeena’s 9,583 m Phase II drill program initiated in March 2018 and completed in August 2018.

Both Skeena drill programs at the Snip Project have been successful in not only confirming the spatial and grade continuity of remnant mineralization but also defining new extensions to zones that were not delineated by previous operators. Geological and grade modelling of the extensive historical database resulted in the generation of numerous targets, including the 200 Footwall Corridor and Eastern Twin Zone.

Snip Mineralization

Snip is hosted within a moderately to steeply northwesterly-dipping sequence of the Triassic Stuhini Group, a sequence of feldspathic greywackes with subordinate siltstone and conglomerates. These rocks are intruded by Early Jurassic monzonitic stocks and plutons including the Red Bluff Porphyry.

The bulk of mineralization historically mined at Snip is hosted in the westerly-trending Twin Zone, a semi-brittle, moderately to shallow southwest-dipping extensional shear vein system with an average dip of approx. 40°. The shear is intruded by a barren, post mineralization mafic dyke, the Biotite Spotted Unit (“BSU”) which divides the Twin Zone into two parts for most of its length. Veins in this westerly orientation are termed the V-Vein system. Subordinate to, and in the footwall of the Twin Zone V-veins is the S-Vein system, which comprises a series of more steeply southwesterly-dipping (approx. 60°), less continuous, sub-parallel extensional shear veins such as the 150, 130, and 412 veins. Across the Monsoon Lake valley to the west is the Twin West Zone which is interpreted to be a continuation of the Twin Zone dextrally displaced by the northeast trending Monsoon Valley fault.

Gold mineralization is associated with several generations of syntectonic quartz and sulphide veins that developed during progressive extensional slip accompanied by cycles of highly pressured mineralizing fluids. Predominant mineralogy comprises calcite, quartz, chlorite, biotite-phlogopite, and pyrite.

Snip Resource

Subsequent to the period end, on July 21, 2020, Skeena announced the first underground mineral resource estimate for Snip, which was reviewed and validated by SRK Consulting (Canada) Inc. The underground constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 1). In the determination of reasonable prospects for economic extraction, long hole stoping is contemplated. Sensitivities to the gold cut-off are presented in Table 2.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Table 1: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

		Tonnes	Contained Grade	Contained Metal
	Domain	(000)	Au (g/t)	Au (000 oz)
Indicated Mineral Resources
	Main - V	165	12.8	68
	Main - S	337	15.0	163
	Twin West	37	10.4	12
Total Indicated		539	14.0	244
Inferred Mineral Resources
	Main - V	287	13.1	121
	Main - S	599	13.4	258
	Twin West	56	12.4	23
Total Inferred		942	13.3	402

A technical report underpinning the maiden underground mineral resource estimate for Snip will be filed on the Company’s website and SEDAR within 45 days of July 21, 2020.

Table 2: Snip Indicated and Inferred Resource sensitivities to block cut-off grade.

	Cut-off Grade	Tonnes	Grade	Ounces
	Au (g/t)	(000)	(g/t)	(000)
Indicated Category
	>2	557	13.7	245
	>2.5 (reported)	539	14.0	244
	>3	518	14.5	242
	>3.5	495	15.0	239

Inferred Category
	> 2	977	12.9	404
	> 2.5 (reported)	942	13.3	402
	> 3	911	13.6	399
	> 3.5	880	14.0	396

Snip Mineral Resource Estimate Notes:

The mineral resources disclosed in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM Council.

•	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.
•	In accordance with NI 43-101 recommendations, the number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
•	As defined by NI 43-101, the Independent and Qualified Person for the Snip MRE is Ms. Sheila Ulansky P.Geo., of SRK Consulting (Canada) Inc. who has reviewed and validated the Snip MRE. The effective date of the MRE is July 21, 2020.
•	Reasonable prospects for economic extraction were determined by means of applying stope optimization parameters summarized in Table 3. Resources are reported in-situ and undiluted within potentially economical and minable underground long hole stope shapes.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

•	Long hole stope shapes <500 m3 were removed due to potential operational challenges.
•	Metal price used is US$1,550 per ounce of gold.
•	Metallurgical recoveries of 90% were utilized in the determination of cut-off grades for the underground resources.
•	The calculated underground cut-off grade was determined to be 2.5 g/t Au. Cut-off grades must be re-evaluated considering prevailing market conditions (including gold prices, exchange rates and costs).
•	Mineral resources have been depleted to account for past production and exclude mineralization within a 1 metre buffer around historical underground development.
•	Block tonnage was estimated from volumes using a density of 2.78 g/cm3 for all lithologies except the unmineralized BSU (Biotite Spotted Unit) which used a density of 2.86 g/cm3.
•	Three mineralization domains were created to constrain the estimate: V, S and TW. The V and S domains are a collection of veins that occur in the Main Twin Zone, whereas TW domain is a series of veins in the Twin West Zone.
•	A total of 72 veins were modelled; 10 V-veins, 52 S-veins and 10 TW- veins.
•	April 29, 2020 is the close out date of the Snip database.
•	The vein model was created in Leapfrog GeoTM by Dr. Ron Uken, Pr.Sci.Nat , of SRK Consulting (Canada) Inc. Composite intervals greater than or equal to 1.0 g/t Au over 1.5 m were included into the vein model if following interpreted structures and displaying mineralization continuity up to half drill hole spacings.
•	For estimation, 1.5 metre composites were created within the vein boundaries using equally distributed composites. Composites less than 0.1 metres were excluded from the estimate.
•	The Snip deposit consists of high-grade narrow veins where composite lengths less than 1.5 m are common where the vein narrows or pinches; therefore, length weighting was applied during estimation.
•	High grade capping was performed using composite data. Gold capping values used were 350 g/t, 300 g/t and 80 g/t in the V, S and TW domains, respectively.
•	Gold variograms were used to determine the spatial relationship of grade over distance.
•	Maximum variogram search distances were determined to be 32 m in the V domain and 30 m in the S- and TW- domains.
•	Search orientations per domain were established during variography. Unique orientations for the S, V and TW domain were derived, including an additional orientation in the S domain where a collection of steeper veins occur.
•	Ordinary Kriging (OK) was used for estimation.
•	Resources were estimated using Maptek Vulcan 12.0.5 software using an unrotated model with a parent block size of 4 x 4 x 4 metres and sub-block size of 0.5 x 0.5 x 0.5 metres.
•	The mineral resources were estimated using three passes with increasing search radii based on variogram ranges.
•	Indicated and Inferred resources were classified as follows;
o	For the Indicated category a 40 metre buffer was created around current Skeena drill holes (>/= 2016) as these drill holes have supporting QA/QC data. All blocks within the 40 metre buffer zone and estimated with at least 3 drill holes extending no more than the range of the variogram (32 metres maximum) were classified as Indicated resources.
o	Inferred resources were partitioned using a minimum of 2 drill holes at 2 times the variogram range (64 metre maximum).
o	Blocks were locally reclassified to reduce ‘spotted’ Indicated resources within Inferred resources, and vice versa.
•	Estimates use metric units (metres, tonnes and g/t). Metal contents are presented in troy ounces (metric tonne x grade / 31.10348).
•	Neither the Company, nor SRK, is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this mineral resource estimate.
•	The quantity and grade of reported Inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to re-define these Inferred mineral resources as Indicated mineral resources. It is uncertain if further exploration will result in upgrading them to the Indicated mineral resources category.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Table 3: Snip underground scenario assumptions for determining cut-off grades with reasonable prospects of economic extraction.

Input Parameters	Value	Unit
Sell Price Au	$1,550	US Dollars per Ounce
Metal Recovery	90%	Percent
Selling Cost	$30	US Dollars per Ounce
Metal Revenue	$51.74	Canadian Dollars per Tonne Milled
Mining Cost	$120	Canadian Dollars per Tonne Milled
Process Cost	$25	Canadian Dollars per Tonne Milled
G&A Cost	$15	Canadian Dollars per Tonne Milled
All-In Cost	$160	Canadian Dollars per Tonne Milled
Cut-off Grade	2.5 g/t	Grams per Tonne Au
Buffer Around Historic Voids	1 metre	1 metre

Eskay Creek Project, Northwest British Columbia

In December 2017, Skeena secured an option to acquire 100% interest in the Eskay Creek property from Barrick. The Project consists of eight mineral leases, two surface leases and several unpatented mining claims which total 6,151 hectares. Eskay Creek has excellent infrastructure including all-weather road access and proximity to the new 287-kilovolt Northwest Transmission Line.

Eskay Creek is a precious and base metal-rich volcanogenic massive sulphide (“VMS”) deposit. Regionally, this style of mineralization has been the focus of considerable exploration activity in the “Golden Triangle” of British Columbia, Canada dating back to 1932. Exploration programs in 1988 led to the discovery of the Eskay Creek 21A and 21B Zones, followed by underground development of the 21B Zone starting in 1990, with the official opening of the Eskay Creek mine in 1994. Over the 14-year mine life, approximately 2.2 Mt of ore were mined with cut-off grades ranging from 12 to 15 g/t gold equivalent for mill ore, and 30 g/t gold equivalent for direct shipping smelter ore. From 1994 until 2008 the Eskay Creek mine produced approximately 3.3 Moz of gold and 160 Moz of silver at average grades of 45 g/t Au and 2,224 g/t Ag and was once the world’s highest-grade gold mine and the fifth-largest silver mine by volume.

Since announcing the option agreement to acquire Eskay Creek from Barrick in December 2017, Skeena has completed an extensive review of the historical database provided by Barrick, and a Preliminary Economic Assessment (“PEA”) based upon the results of Skeena drilling programs.

2019 Preliminary Economic Assessment - Eskay Creek Project

On November 7, 2019, the Company announced the results of its Eskay Creek PEA completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek gold-silver project. Eskay Creek 2019 PEA Highlights include:

•	High-grade open-pit averaging 3.23 g/t Au, 78 g/t Ag (4.17 g/t AuEq) (diluted)
•	After-tax NPV5 of C$638M (US$491M) and 51% IRR at US$1,325/oz Au and US$16/oz Ag
•	After-tax payback period of 1.2 years
•	Pre-production capital expenditures (CAPEX) of C$303M (US$233M)
•	After-tax NPV:CAPEX Ratio of 2.1:1
•	Life of mine (“LOM”) average annual production of 236,000 oz Au, 5,812,000 oz Ag (306,000 oz AuEq)
•	LOM all-in sustaining costs (AISC) of C$983/oz (US$757/oz) AuEq recovered
•	LOM cash costs of C$949/oz (US$731/oz) AuEq recovered
•	6,850 Tonne per day (TPD) mill and flotation plant producing saleable concentrate

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

1.            Exchange Rate (US$/C$) of 0.77

2.            Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

3.            AISC includes cash costs plus estimated corporate G&A, sustaining capital and closure costs

4.            Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

Eskay Creek PEA Executive Summary

The 2019 Eskay Creek PEA considers an open pit mine with on-site treatment of the mined material by conventional milling and flotation to recover a gold-silver concentrate for provision to third-party smelters. The mine will be an owner-operated, standard truck and shovel open-pit, with a leased mining fleet. At present, the underground resources are not considered in the PEA study. The processing capacity of 6,850 t per day will result in a production lifespan of 8.6 years. An additional 1.5 years of pre-stripping, stockpiling and mine access development is planned prior to the processing facility becoming fully operational in Year 1. The PEA leverages Eskay Creek’s extensive existing infrastructure, including all-weather access roads, previously permitted tailing storage facilities (TSF) and proximity to the recently commissioned 195 MW hydroelectric facilities and linked power grid.

The PEA is derived from the Company’s pit-constrained resource estimate (February 28, 2019), and does not include results from the Company’s recently initiated and ongoing 2019 Phase I infill drilling program. The effective date of the PEA is November 7, 2019 and a technical report will be filed on the Company’s website and SEDAR within 45 days of this disclosure.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. The PEA is preliminary in nature and includes inferred mineral resources which are insufficiently understood to have economic considerations applied to them that would enable them to be classified as mineral reserves. There is no certainty that PEA results will be realized.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Table 1: 2019 Eskay Creek 2019 PEA Detailed Params and Outputs

Assumptions
Gold Price (US$)	$1,325
Silver Price (US$)	$16
Exchange Rate (US$/C$)	0.77
Discount Rate	5%
Royalties	1%
Contained Metals
Contained Gold Ounces (koz)	2,212
Contained Silver Ounces (koz)	53,404
Contained AuEq Ounces (koz)	2,857
Mining
Mine Life (Years)	8.6
Strip Ratio (Waste:Mineralization)	7.2:1
Total Tonnage Mined (t)	175,270
Total Mineralized Material Mined (t)	21,307
Processing
Processing Throughput (TPD)	6,850
Average Diluted Gold Grade (g/t)	3.23
Average Diluted Silver Grade (g/t)	78
Average Diluted Gold Equivalent Grade (g/t)	4.17
Production
Gold Recovery	91.1%
Silver Recovery	92.4%
LOM Gold Production (koz)	2,022
LOM Silver Production (koz)	49,872
LOM Gold Equivalent Production (koz)	2,624
LOM Average Annual Gold Production (koz)	236
LOM Average Annual Silver Production (koz)	5,812
LOM Average Annual Gold Equivalent Production (koz)	306
Operating Costs
Mining Cost (C$/t Mined)	$3.44
Mining Cost (C$/t Milled)	$26.32
Processing Cost (C$/t Milled)	$21.64
G&A Cost (C$/t Milled)	$6.06
Total Operating Cost (C$/t Milled)	$54.03
Cash Costs and AISC
LOM Cash Cost (US$/oz Au) Net of Silver By-Product	$582
LOM Cash Cost (US$/oz AuEq) Co-Product	$731
LOM AISC (US$/oz Au) Net of Silver By-Product	$615
LOM AISC (US$/oz AuEq) Co-Product	$757
Capital Expenditures
Pre-Production Capital Expenditures (C$M)	$303
Sustaining Capital Expenditures (C$M)	$27
Reclamation Cost (C$M)	$52
Economics
After-Tax NPV (5%) (C$M)	$638
After-Tax IRR	51%
After-Tax Payback Period (Years)	1.2
After-Tax NPV:CAPEX Ratio	2.1:1
Pre-Tax NPV (5%) (C$M)	$993
Pre-Tax IRR	63%
Pre-Tax Payback Period (Years)	1.1
Pre-Tax NPV:CAPEX Ratio	3.3:1
Average Annual After-Tax Free Cash Flow (Year 1-9) (C$M)	$147
LOM After-Tax Free Cash Flow (C$M)	$959

1.	Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties

2.	AISC includes cash costs plus corporate G&A, sustaining capital and closure costs

3.	Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

Sensitivities

After-tax economic sensitivities to commodity prices are presented in Table 2 illustrating the effects of varying gold and silver prices as compared to the base-case. Additional Project sensitivities will be presented in the Technical Report.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Table 2: After Tax NPV (5%) and IRR Sensitivities to Commodity Prices

	Lower Case	Base Case	Higher Case
Gold Price (US$/oz)	$1,200	$1,325	$1,500
Silver Price (US$/oz)	$14	$16	$18
After-Tax NPV (5%) (C$M)	$453	$638	$878
After-Tax IRR (%)	40%	51%	63%
After-Tax Payback (Years)	1.6	1.2	0.9
Average Annual After-Tax, Free Cash Flow (Years 1-9) (C$M)	$117	$147	$187

Eskay Creek Mineral Resource Estimate

The Company’s current Mineral Resource Estimate (MRE; effective date of February 28, 2019) completed by SRK Consulting (Canada) forms the basis for this PEA. The MRE does not include drilling results from the Company’s recently initiated and ongoing 2019 Phase I infill program.

Table 3: Pit constrained Mineral Resource Statement reported at 0.7 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	12,650	5.8	4.3	110	2,340	1,740	44,660
Total Inferred	14,420	2.9	2.3	47	1,340	1,050	21,720

Table 4: Underground Mineral Resource Statement reported at a 5.0 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	819	8.2	6.4	139	218	169	3,657
Total Inferred	295	8.2	7.1	82	78	68	778

1.	Mineral resources are not mineral reserves as they do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.

2.	Results are reported in-situ and undiluted and are considered to have reasonable prospects for economic extraction

3.	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated Mineral Resource category

4.	For the PEA study, the open-pit block model was regularized to 9 m x 9 m x 4 m whole blocks using mineralization greater than 0.5 g/t AuEq within a single mineralization percent field; therefore a slight difference exists between the resources reported herein, and the resources released in the February 28, 2019 press release

5.	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding

6.	Reported underground resources are exclusive of the resources reported within the conceptual pit shell

7.	Cut-off grades are based on a price of US$1,275 per ounce of gold, US$17 per ounce silver, and gold recoveries of 80%, silver recoveries of 90% and without considering revenues from other metals. AuEq = Au (g/t) + (Ag (g/t) / 75)

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

8.	Estimates use metric units (m, t and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348)

9.	CIM definitions were followed for the classification of mineral resources

Mining Overview

An open-pit mining scenario is the basis for this PEA; potential underground precious metal resource contributions are not being considered at this time. The owner-operated, leased mining fleet will utilize conventional truck and shovel methods with 22m3 shovels and 142 t haul trucks. Support equipment is comprised of track dozers, graders and hydraulic excavators; additional support equipment to maintain production during seasonal periods of high snowfall has also been incorporated.

The mine designs and scheduling were engineered to provide 2.5 Mt per year of mineralization to the 6,850 TPD process plant. A total of 21.3 Mt of diluted mill feed averaging 3.23 g/t Au and 78 g/t Ag (4.17 g/t AuEq), is expected to be processed over the life of mine from the main pit area and a smaller satellite pit hosting the 22 Zone. Mill feed will be trucked to a primary crusher located to the west of the main pit and then conveyed overland two km to the process facility. Waste totaling 154.0 Mt will be stored in a dump adjacent to the main and satellite open pits with a portion backfilled into the pit as the mining sequence advances towards the north. Open-pit mining dilution has been factored at 15%.

Conservative pit slopes were applied to the mine design with recognition of areas that exhibit lower rock quality. Default Inter Ramp Angles are 42 degrees throughout the hanging wall andesites and footwall rhyolites, with 32-degree IRA slope allowance in the less competent mudstones. Batter angles of 65 degrees have been applied throughout the entire design.

Metallurgical Optimizations

The former Eskay Creek mine operated over 14 years from 1994 and produced approximately 3.3 Moz of Au and 160 Moz Ag, either in flotation concentrate, with average grades of 45 g/t Au and 2,224 g/t Ag, or as Direct Shipped Ore (DSO).

To support this PEA, metallurgical test work was conducted by Blue Coast Research using Skeena’s recently drilled samples from the 21A, 21B and 22 Zones, which represent a significant proportion of the open-pit mine plan. Test work included comminution, whole-ore leaching, with gravity recovery as well as flotation of a bulk sulphide concentrate. Low recovery cyanide leach extractions were observed in the testwork, attributable to the free gold occurring as fine particles associated with sulphide minerals. In addition, in this test work gravity concentration did not increase the overall gold recovery.

The 2019 metallurgical program has focused on optimizing bulk sulphide flotation, resulting in higher recoveries and lower mass pull than was historically realized at Eskay Creek during its previous operation. Flotation tests were performed on samples over a range of gold and silver head grades to generate recovery relationships which were used to estimate the annual concentrate production over the mine life. The results indicate that at an average head grade of 3.2 g/t Au and 78 g/t Ag, recoveries of 91% for Au and 92% for Ag were estimated, with production of a saleable concentrate containing 25 g/t Au, 604 g/t Ag, 620 ppm Hg, 0.71% As and 1.25% Sb.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Processing Overview

Run-of-mine (ROM) material is trucked from the mine and either stockpiled or direct tipped into the primary crusher. Primary crushed feed material is in turn conveyed overland 2 km to the mill facility and stacked onto a covered coarse stockpile. The ROM material is considered relatively competent with a design competency measurement of 32 and Bond rod and ball mill work indices of 21.0 kWh/t and 19.4 kWh/t, respectively. To provide the target particle grind size of P80 75 µm the comminution circuit comprises a 3.3 MW semi semi-autogenous grinding (SAG) mill, 7.9 m diameter by 3.7 m effective grinding length, and a 6.0 MW ball mill, 6.1 m diameter by 8.8 m length. A pebble crushing circuit is also included. Ground material is processed through a conventional flotation circuit including rougher/scavenger tank cells. Rougher-scavenger concentrate is subsequently ground to a target size of P80 20 µm prior to multiple stages of cleaning to produce a gold-silver concentrate. Ultimately, flotation tailings are pumped to the existing Tailings Storage Facility (TSF), for disposal. Flotation concentrate is thickened and filtered, and trucked to the port at Stewart, BC for loading onto ships and transportation to third-party smelters worldwide.

Concentrate Marketing Studies

Multiple marketing assessments have been completed to support this PEA which confirm that Eskay Creek concentrate, at a target grade of 25 g/t Au, is readily saleable. The preferred preliminary contract terms for the concentrate have been provided by Chinese smelters, however multiple offtakes are available. Smelters onshore and within Europe have also been identified as potential markets, however they may apply higher penalties for non-payable elements. The Company has been offered a term sheet for the entire concentrate production, which has been used as the basis for the financial model, and includes gold and silver payabilities, industry standard treatment and refining charges, and penalties for impurities; antimony is not considered to be a payable element at this time.

Capital Costs

Table 5: Project Capital Cost Estimates (C$M) (Totals may differ due to rounding):

	Contingency	Initial	Sustaining	LOM Total
Mine
Pre-Stripping		$62	–	$62
Mining Equipment		$14	$6	$20
Mine Capital		$7	$3	$9
Sub-Total Mine	$4	$83	$9	$91
Processing
Bulk Earthworks		$7	–	$7
Processing		$74	$7	$81
Reagents& Plant Services		$7	$1	$8
Tailings& Water Treatment		$19	$2	$21
Onsite Infrastructure		$22	$2	$23
Sub-Total Processing	$21	$129	$12	$141
Infrastructure
Power		$13	–	$13
TSF, Water Supply& Treatment		$2	$4	$6
Sub-Total Infrastructure	$5	$15	$4	$19
Total Directs		$226	$24	$250
Indirects	$7	$27		$27
Total Directs + Indirects		$253	$24	$277
Owner’s Costs	$4	$10		$10
Total excluding contingency		$263	$24	$287
Project Contingency	$40		$3	$43
Sub-total including contingency		$303	$27	$330
Closure		–	$52	$52
Total		$303	$79	$382

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Environmental and Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated by the PEA, updated environmental assessment and mine permits will be required. The Company is currently performing a gap analysis of existing environmental data to identify additional data needs with the intent of carrying out environmental baseline studies to advance the permitting process.

Community Relations

Eskay Creek has maintained a long-standing relationship with the Tahltan Nation. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan Territory since 2016 and has developed a strong working relationship with the Nation. Skeena also maintains formal agreements with the Tahltan Central Government which guide communications, environmental practices, and contracting and employment opportunities for their project in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (BCRMA) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

Project Opportunities and Value Enhancements

The 2019 PEA clearly demonstrates that Eskay Creek has the potential to become an economically viable project. Additional opportunities and next steps include:

•	Continued drill conversion of inferred resources to the measured and indicated categories
•	Potential for expansion and upgrading of the existing pit constrained and inclusion of underground resources
•	Mine scheduling investigations allowing for the further optimization of blending scenarios
•	Supplementary metallurgical optimizations including deposit-wide variability testing
•	Geotechnical investigations to complement and potentially enhance the current pit slope designs
•	Gap analyses and environmental baseline studies to support expedited permitting
•	Further optimization of water management infrastructure

Eskay Creek Mineralization

The Eskay Creek deposits represent a shallow-water depositional setting of a bimodal (rhyolite and mafic rocks) volcanic sequence contained within a fault-bounded graben basin with an overprint of a Volcanic Massive Sulphide (VMS) exhalative system. A stacked sequence of rhyolite facies volcanics are overlain by later mafic volcanics, and the two separated by a clastic mudstone occurring at the contact between the two volcanic episodes, being laid down during a time of depositional quiescence. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek. Recently, the Company’s drilling has intercepted a lower clastic mudstone (the Lower Mudstone) which is lithologically and stratigraphically analogous to the main Contact Mudstone in that it occurs at a mineralized time-break between an earlier period of bimodal volcanic activity. This Lower Mudstone is situated approximately 100 m stratigraphically below the more familiar Contact Mudstone, host to the previously developed Eskay Creek deposits (see attached sections).The stratigraphic and mineralization cyclicity within a volcanic pile is a common feature to VHMS deposits of which Eskay Creek is a member.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

The bonanza precious metal Au+Ag grades and associated elements (Hg-Sb-As) occur dominantly at this interface but are not homogenously distributed throughout the mudstone. Rather, they are spatially associated with, and concentrated near the hydrothermal vents fed from underlying syn-volcanic feeders. Due to the higher precious metal tenor of the mudstone-hosted mineralization, the vast majority of historical production at Eskay Creek occurred within this rock type while the underlying rhyolite-hosted feeder style mineralization saw less production due to its lower Au-Ag grades. Rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and DSO.

Skeena’s Drilling of the High-Grade Mineralization in Lower Mudstone

In August 2018 Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the unmined 21A, 21C and 22 Zones. These near-surface targets are located proximal to the historical mine footprint and hold high potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand known mineralization into areas that have not previously been drill tested.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred mineralization hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser known mineralized mudstone horizon.

Below the 21A Zone Contact Mudstone and rhyolite package, 2019 Phase I drill hole SK-19-063 intersected a broad package of the Lower Mudstone that hosts a mineralized interval grading 312.81 g/t Au, 95 g/t Ag (314.07 g/t AuEq) over 2.21 m including an individual sample with considerable visible gold grading 1,380 g/t Au, 322 g/t Ag (1,384.29 g/t AuEq) over 0.50 m. This mineralization is further corroborated by historic (1989) drill hole CA89-023 grading 5.80 g/t Au, 5.75 g/t Ag (5.88 g/t AuEq) over 6.00 m as well as recently completed Phase I drill hole SK 19 067 which intersected 8.02 g/t Au, <5 g/t Ag (8.05 g/t AuEq) over 1.50 m. Regionally extensive and averaging 5 - 15 m in true thickness, the Lower Mudstone is situated approximately 100 m below the Eskay Creek deposits and has been traced by historical drilling for over 5,000 m along strike.

Recent Updates

2019-2020 Phase I Drill Program

The 2019 Phase I drill program at Eskay Creek is initially focussing upon converting pit-constrained Inferred resources to Indicated resources via infill in the 22, 21A, 21E, 21B, 21C and HW Zones. Four surface drill rigs were utilized for the 2019 Phase I program in the 21A, 21E and HW Zones to infill and upgrade areas of Inferred resources to the Indicated classification. A total of 14,266 m over 209 holes were drilled. The 2019 Phase I infill program at Eskay Creek demonstrates the excellent continuity of the current resource model which is derived largely from historical drilling. Phase I infill drilling within the 21A, 21E and HW Zones, has correlated extremely well with the historical drilling with respect to grades, widths and spatial distribution of mineralization.

The continuation of the Phase I program in Q1 2020 involved 4,327 m over 27 holes within the 21A, 21C and 21B zones.

Drill hole spacings required for indicated resources varies by zone, but averages 15 to 20 m.

On June 15, 2020 Skeena announced the commencement of a preliminary feasibility study for the Eskay project, with a target completion date of summer 2021. In order to inform the development of the PFS, Skeena is conducting an extensive infill drilling program with the goal of converting a large portion of the Inferred resources into the Measured & Indicated category and, following completion of the PFS, declaring maiden reserves for Eskay Creek.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Following the completion of the Eskay Creek PEA in 2019, several areas were identified that could be optimized and enhanced with further work. This included optimizing the metallurgy and the concentrate quality and better optimizing the flow sheet. This optimization work will further enhance the consistency and value of the final concentrate produced allowing for key concentrate offtake discussions to begin. Another focus area will be to gain a better understanding of the geotechnical characteristics in the open-pit which will allow for further pit optimization studies. Preparations and planning for these work programs are ongoing.

Once Skeena has successfully acquired its 100%-interest in Eskay Creek from Barrick (by December 2020), the Company will enter the permitting process for the expanded Eskay Creek project. Skeena has already begun the comprehensive environmental studies that are required for permitting and has initiated community engagement and consultation with Indigenous Nations. Skeena has developed a comprehensive environmental program designed to fill identified historical data gaps and to enhance existing data to meet current standards. Rescan Tahltan Environmental Consultants (RTEC), a subsidiary of ERM, has been engaged to carry out the environmental studies

Relations with Indigenous Communities

Skeena’s Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration:

•	Foster cooperation and understanding through frequent communication with our neighbours
•	Encourage and support exploration and development activities that limit impacts to wildlife and the environment
•	Communicate our proposed project plans and activities openly, and work to address concerns
•	Hire workers locally and provide training
•	Offer local businesses the opportunity to supply materials and services
•	Align our exploration and development activities with local social, environmental and economic considerations
•	Use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability
•	Continue to improve our health and safety, environmental and social programs

One of Skeena’s founding principles of is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. We believe in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

To further these goals, Skeena has established both a Communications Agreement and an Exploration Agreement with the Tahltan Central Government covering the Eskay Creek and Snip projects. The Communications Agreements provides a protocol and framework for communication activities with the Nation; establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

DISCUSSION OF OPERATIONS

The Company completed the quarter with working capital1 of $35,269,134 (Dec 31, 2019 - $10,617,822). Being in the exploration stage, the Company does not have revenue from operations, and has historically relied on equity funding and non-arm’s length loans for its continuing financial liquidity.

1 Working capital is a non-GAAP measure and is defined as current assets less current liabilities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share. On April 15, 2020, the Company closed the second tranche of the non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

On May 1, 2020, the Company announced that it had completed the sale of the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Project (the “Newcrest Agreement”).

EXPLORATION AND EVALUATION EXPENSES

2020	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$-	$-	$26,785	$46,409	$73,194
Fieldwork, camp support and local office	-	-	3,621,804	417,094	4,038,898
Assays and analysis/storage	-	-	359,934	26,270	386,204
Community relations	-	-	58,503	12,831	71,334
Drilling	-	-	1,038,845	-	1,038,845
Environmental studies	-	-	1,042,066	164,534	1,206,600
Geology, geophysics, and geochemical	-	-	1,478,565	332,305	1,810,870
Fuel	-	-	168,864	23,546	192,410
Helicopter	-	-	259,098	60,985	320,083
Electrical	-	-	11,887	-	11,887
Metallurgy	-	-	71,397	-	71,397
Amortization	-	-	2,953	-	2,953
Accretion	-	-	1,333	-	1,333
Share-based payments	-	-	510,822	33,267	544,089

Total for the six months ended June 30, 2020	$-	$-	$8,652,856	$1,117,241	$9,770,097

2019	Blackdome	GJ	Eskay	Snip	Total
Claim renewals and permits	$41,738	$-	$82,572	$53,813	$178,123
Fieldwork, camp support and local office	4,711	824	97,730	66,007	169,272
Assays and analysis/storage	-	182	13,314	37,531	51,027
Community relations	-	10,456	16,528	63,416	90,400
Drilling	-	-	-	-	-
Environmental studies	25,004	-	43,386	5,735	74,125
Geology, geophysics, and geochemical	23,983	2,913	609,691	375,885	1,012,472
Fuel	-	-	(294)	-	(294)
Helicopter	-	-	8,245	12,171	20,416
Electrical	-	-		-	-
Metallurgy	-	-	185,806	-	185,806
Share based payments	-	-	287,701	86,497	374,198

Total for the six months ended June 30, 2019	$95,436	$14,375	$1,344,679	701,055	$2,155,545

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19
Revenue (1)	-	-	-	-
Loss for the quarter	$(2) (1,118,589)	$(3) (5,078,919)	$(4) (13,517,659)	$(5) (8,870,741)
Loss per share	$(0.01)	$(0.04)	$(0.13)	$(0.08)

Quarter ended	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18
Revenue(1)	-	-	-	-
Loss for the quarter	$(6) (3,220,462)	$(7) (1,474,001)	$(8) (4,639,536)	$(9) (2,930,849)
Loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.03)

(1)	this being an exploration stage company, there are no revenues from operations;

(2)	includes exploration expenditures of $4,949,020 and share-based payments of $599,177

(3)	includes exploration expenditures of $4,821,077 and share-based payments of $397,976

(4)	includes exploration expenditures of $6,267,537 and impairment of mineral property interests of $7,362,175

(5)	includes exploration expenditures of $4,334,987, share-based payments of $932,424 and impairment of mineral property interests of $3,283,144

(6)	includes exploration expenditures of $1,451,598 and share-based payments of $835,602

(7)	includes exploration expenditures of $703,947 and unrealized loss on marketable securities of $142,500

(8)	includes exploration expenditures of $4,020,959 and gain on option of mineral property of $391,251

(9)	includes exploration expenditures of $2,935,231 and unrealized gain on marketable securities of $332,500

Loss for the quarter ended June 30, 2020

Losses of $1,118,589 in the three months ended June 30, 2020 (“Q2-20”) were lower than the losses of $3,220,462 incurred in the quarter ended June 30, 2019 (“Q2-19”), primarily due to significant gains in Q2-20 on marketable securities, and on sale of mineral property as well as a significant flow-through-share premium recovery. These gains more than offset a significant increase in exploration expenditures in Q2-20. In Q2-20, the Company incurred $4,949,020 in exploration expenditures, compared to $1,451,598 in Q2-19. Exploration activity levels were higher in Q2-20 than in Q2-19 due to costs related to the drill program at Eskay Creek in Q2-20, with no comparable drill program in Q2-19.

Share-based payments decreased from $835,602 in Q2-19 to $599,177 in Q2-20 as incentive options granted to directors, officers, employees and consultants of the Company vested immediately in Q2-19 but vested over time in Q2-20.

An increase in the flow-through share premium recovery from $87,104 in Q2-19 to $749,886 in Q2-20 also served to decrease the loss for Q2-20. This recovery fluctuates based on a number of factors, but generally increases with an increase in exploration expenditures that qualify to satisfy outstanding requirements to renounce expenditures to flow-through-share investors.

Wages, professional fees and consulting costs have all increased in Q2-20 as compared with Q2-19. This is as a result of hiring and retaining additional people in order to increase capacity.

Loss for the six months ended June 30, 2020

Losses of $6,197,508 in the six months ended June 30, 2020 (“H1-20”) were greater than the losses of $4,694,463 recorded for the six months ended June 30, 2019 (“H1-19”), primarily due to greater exploration expenditures in H1-20, which in turn tends to drive additional flow through share premium recovery, as we have witnessed in H1-20, with the recovery reaching $1,560,486. Exploration expenses were $2,155,545 in H1-19 compared to $9,770,097 in H1-20.

Wages, professional fees and consulting costs have all increased in H1-20 as compared with H1-19. This is as a result of hiring and retaining additional people in order to increase capacity.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Finally, interest income increased to $201,975 from an expense of $24,305. The gain on marketable securities also increased to $1,049,515 from a loss of $285,000 in H2-19, and the gain on sale of mineral properties increased from Nil to $4,118,039. Each of these positive improvements acted to decrease the overall loss in H2-20

Cash flows for the six months ended June 30, 2020

The Company’s operating activities consumed net cash of $13,526,193 (2019 – $2,178,384) during H1-20. The higher 2020 operating cash consumption was due in part to the higher 2020 net loss, but also as a result of the non-cash gains and recoveries in H2-20 which served to decrease the loss, but not the cash consumption.

In H1-20, the Company closed a private placement financing in two tranches, on March 31 and April 15, 2020, which resulted in a net cash inflow to the Company of $32,075,871 (H1-19 - $1,918,265), comprised of gross proceeds of $33,261,506 less legal costs and finders’ fees of $1,185,635. Additionally, in H1-20 the Company collected proceeds of $5,571,366 (H1-19 - $Nil) and $570,696 (H1-19 - $Nil) from the exercise of warrants and options, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital2 of $35,269,134 as of June 30, 2020 (December 31, 2019 – $10,617,822). The increase in working capital is a result of the Company completing an equity financing during H1-20 and therefore increasing its cash balance. Being in the exploration stage, the Company does not have revenues from operations, and relies on equity financing for its continuing financial liquidity.

The Company’s most recent private placement was completed on April 15, 2020, raising total gross proceeds of $33,261,506 in two tranches. This transaction is more fully described in the “Financing Transactions” portion of the section above labelled “Recent Transactions.”

Management cautions that the Company’s ability to raise further funding is not certain. Additional funds will be required in order to pursue the Company’s current exploration plans. The Company has a commitment to incur a certain amount of flow-through eligible expenditures as a result of various flow-through financings completed. These commitments are further described in Note 13 of the financial statements for the period ended June 30, 2020. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern.

CHANGES IN ACCOUNTING POLICIES

Accounting policies used in the quarter are as set out in the audited annual financial statements for the year ended December 31, 2019, with the adoption of updated policies to comply with evolving International Financial Reporting Standards, which are described below.

The IASB has issued a number of amendments to standards and interpretations, and one new standard, which were not yet effective in 2020, and have not been applied in preparing the condensed interim consolidated financial statements.  It is anticipated that these amendments and the one new standard will have no impact on the Company’s financial statements when they are adopted in future years.

2 Working capital, a non-GAAP-measure is defined as current assets net of current liabilities.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

The IASB has also issued several new amendments to standards and interpretations which are effective January 1, 2020 and were first adopted by the Company in the three-month period ended June 30, 2020. None of the new amendments effective January 1, 2020 have an impact on the condensed interim consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is exposed to credit risk in relation to the receivables balances, however, most of the receivables balance included in financial instruments consists of trade receivables due within 30 days. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GIC’s or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the Consolidated Statement of Comprehensive Loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the audited consolidated financial statements for the year ended December 31, 2019.

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Six months ended June 30,
	2020	2019
Director remuneration[1]	$57,889	$64,792
Officer and key management remuneration[1]	$397,500	$355,012
Share-based payments	$1,014,029	$808,647

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the six months ended June 30, 2020 and 2019. Independent directors are paid director's fees ranging from$25,000 to $45,000 per year, in addition to being granted incentive stock options. Officer and key management remuneration consists of salaries paid to Walter Coles, Chief Executive Officer, Andrew MacRitchie, Chief Financial Officer, Shane Williams, Chief Operating Officer and Paul Geddes, Vice President, Exploration & Resource Development. The Black-Scholes value attributable to incentive stock options for the six months ended June 30, 2020 was $323,020 to directors and $691,009 to officers and key management (2019: $350,731 to directors and $457,916 to officers and key management).

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Recoveries

During the period ended June 30, 2020, the Company recovered $81,794 (period ended June 30, 2019 - $48,690) in rent and salary recoveries from Anacott Resources Corp., a company with an officer in common, as a result of billing employee time for services provided and charging rent fees.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2020 is $5,883 (December 31, 2019 - $479,083) due to Borden Putnam, in relation to director compensation.

Receivables

Included in receivables at June 30, 2020 is $58,686 (December 31, 2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries. The balance is comprised of $55,326 due from Anacott Resources Corp., $3,360 due from Sona Resources Corp., and $3,008 due from Virginia Energy Resources Inc.

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI-52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and this accompanying MD&A (together, the “Interim Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information, the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR at www.sedar.com.

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, including Canada, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date the Company’s operations have not been materially negatively affected by these events. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, nor the severity of the consequences, as well as their impact, if any, on the financial position and results of the Company for future periods.

CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2020

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited condensed consolidated financial statements for the period ended June 30, 2020.

Common Shares:
Shares outstanding at June 30, 2020	171,390,435
Options exercised	180,000
Shares outstanding at August 19, 2020	171,570,435

Stock Options:
Options outstanding at June 30, 2020	16,304,220
Options granted at $2.92 expiring July 27, 2025	300,000
Options exercised at various prices	(180,000)
Options outstanding at August 19, 2020	16,424,220

Warrants:
Warrants outstanding at June 30, 2020 and August 19, 2020	-

Incentive Shares, reserved but unissued:
Long-term incentive shares reserved for future issuance upon satisfaction of vesting conditions at June 30, 2020 and August 19, 2020	192,308